Form C

Cover Page

Name of issuer:

Apex Resource Center Partners LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: FL

Date of organization: 10/8/2025

Physical address of issuer:

1641 Merroway Lane
Ponte Vedra FL 32081

Website of issuer:

https://apexresourcecenter.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Class A Membership Units

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Dividing pre-money valuation $5,975,000.00 by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$150,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$1,000.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($11,139.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do

not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Apex Resource Center Partners LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Apex Resource Center, LLC	Founder	Apex Resource Center Partnerse	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Apex Resource Center, LLC	Manager	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's

outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Apex Resource Center, LLC	5557500.0 Class C Common Units, Apex Resource Center, LLC is 100% owned by Trisha Johnson	95.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Investing in the Company involves a number of significant risks, some of which are set forth below. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such risk factors, as would the underlying value of each Member's interest in the Company, and may lead to the complete loss of any investment a Member makes in the Company. THE FOLLOWING RISKS ARE JUST A FEW OF THE MANY SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND DO NOT REPRESENT MOST OR ALL OF THE CURRENT AND FUTURE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. An investment in the Company is suitable only for Subscribers of substantial means who have no immediate need for

liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment. In addition to factors set forth elsewhere in this Subscription Agreement, prospective Subscribers should carefully consider the following.

Non-Traditional Sponsorship Arrangement. The Company will deploy a significant portion of initial capital to sponsor driver Wesley Gundler by paying funds directly to the professional team with which he competes. This is not a conventional "marketing services" relationship and entails uncertainty as to measurable marketing benefit or return on investment. The visibility, audience engagement, and brand recognition generated may not justify the expenditure of capital.

Reliance on Single Driver Relationship. The Company's initial business plan depends substantially on Wesley Gundler's continued participation, performance, and public presence. Injury, withdrawal, or performance issues could materially impair the Company's ability to achieve marketing objectives or maintain sponsor interest, resulting in a partial or total loss of capital allocated to the sponsorship.

Relationship to Manager. Wesley Gundler is a relative of Manager. This relationship may create potential conflicts of interest, including but not limited to decisions regarding the management, operations, and financial dealings of the Company. The Subscriber confirms that they have considered this relationship and its potential implications and still desires to proceed with the investment. The Subscriber further acknowledges that they have had the opportunity to consult with independent legal and financial advisors regarding this investment.

No Immediate Redeployment Alternative. If Welsey Gundler is unable to compete or the sponsorship is terminated early, the Company has no guaranteed substitute opportunity of comparable marketing value, which could leave a portion of raised funds idle or unrecoverable.

Regulatory and Tax Characterization Risk. Although structured as a sponsorship paid to a racing team, regulatory authorities—including the Internal Revenue Service—could challenge the classification of such payments. Any adverse determination could affect deductibility and require re-characterization of expenditures for tax purposes.

Dependency on Combined Investment and Sponsorship Funding. The Company's initial operating plan assumes an aggregate of $700,000 of capital collected through equity investment. Failure to achieve that level could require participation in a lower-tier racing series, reducing exposure, marketing reach, and competitive positioning.

Future Capital-Raise Requirement. The initial business model anticipates an additional capital raise of approximately $200,000 by November 1, 2026, with an aggregate of $7000,000 to support the Company's 2026 operating plan. There can be no assurance such capital will be available or on favorable terms. Failure to close that raise would likely result in curtailment or cessation of operations

Dilution and Preference Subordination. Subsequent financings may involve investors who negotiate senior liquidation preferences or other priority rights. Such preferences could subordinate or eliminate the economic value of current Members' two times (2x) preferred return or equity interests. Any future financings will be undertaken in good faith and in the best interests of the Company; however, such financings may involve third-party or affiliated investors and may include senior rights that subordinate or eliminate the economic value of existing interests.

Discretionary Nature of Preferred Return. The 2x return of capital described in the offering materials is payable solely at the discretion of the Manager unless otherwise defined by revenue-based milestones in the Operating Agreement. There is no mandatory payment date, and Members have no contractual ability to compel distribution.

Potential Deferral of Distributions. Even if the Company achieves profitability or revenue milestones, the Manager may elect to retain earnings for operations or future expansion, delaying or preventing preferred-return payments to investors.

Minority Investor Position. Investors will collectively hold a minority interest of approximately 10 percent and will not have voting or managerial control. The Manager retains exclusive authority to make all business, operational, and financial decisions, including future financings, compensation, and allocation of proceeds.

Limited Access to Information. Unless otherwise required by law or the Operating Agreement, the Manager is not obligated to provide periodic financial statements or operational updates. Members may therefore have

limited visibility into performance or cash-flow decisions affecting distributions.

Related-Party Transactions. The Manager or its affiliates may enter into transactions with entities under common ownership or control, including leases or service contracts, which may not be negotiated on an arm's-length basis. Such arrangements could result in conflicts of interest and expenses higher than market rates.

Unproven Driver-Development Model. Apex's approach—initially sponsoring a single driver before transitioning to a commission-based representation model—is new and untested. Success of the first sponsorship does not guarantee that future commission-based driver arrangements will be commercially viable.

Competition from Established Programs. Numerous driver-development programs have long-standing relationships with teams, sponsors, and sanctioning bodies. As a new entrant without a track record, the Company may face higher marketing costs and slower adoption by drivers and sponsors.

Driver Mobility and Retention. Drivers developed under Apex programs may move to competing organizations. Enforcement of future commission or revenue-sharing agreements may be difficult or uneconomic.

Compound Adverse Events. Simultaneous negative developments—such as a funding shortfall coinciding with Mr. Gundler's injury or poor performance—could eliminate both the marketing platform and the Company's ability to secure follow-on financing, resulting in total loss of invested capital.

Success-Scenario Limitations. Even if the sponsorship achieves its promotional goals, the Manager may reinvest proceeds rather than make distributions, and investors could experience delayed or no realization of the targeted 2x return.

Sponsorship Structure Acknowledgment. Investors acknowledge that Apex will deploy funds as sponsorship payments made directly to the racing team of Wesley Gundler for Wesley Gundler's participation and that the marketing value is speculative and not guaranteed.

Funding Threshold Acknowledgment. Investors acknowledge that failure to secure the full $700,000 combined funding for the 2026 racing season will reduce racing-series visibility and may materially impair the Company's growth prospects

Future Capital-Raise Acknowledgment. Investors acknowledge that an additional $200,000 capital raise by November 1, 2026 is critical to the continuation of operations, that future investors may receive superior rights, and that failure to complete such raise could result in total loss of investment.

Public Image and Conduct Exposure. The Company's marketing and promotional activities rely on the public exposure of drivers it supports, including but not always limited to Wesley Gundler, through media appearances, events, fan engagements, and social platforms. The personal conduct, reputation, and public interactions of such individuals are outside the Company's control. Any negative publicity, controversy, or misconduct—on or off track—may materially harm the Company's brand, investor confidence, and sponsor relationships.

Publicity Stunts and Unsafe Conduct. Drivers the Company supports, including but not always limited to Wesley Gundler, may, intentionally or inadvertently, participate in activities — including but not limited to demonstrations, unsanctioned events, or social-media "publicity stunts"—that are perceived as unsafe, offensive, or otherwise inconsistent with the Company's image. Such actions could expose the Company to reputational harm, loss of sponsorships, or potential liability claims.

Fan and Community Interaction Risk. Drivers the Company supports, including but not always limited to Wesley Gundler, frequently interact with fans, partners, and members of the public at racing venues, community events, autograph sessions, and other appearances. These interactions carry inherent behavioral and safety risks. Any allegation of inappropriate, unprofessional, or unsafe conduct (even if unfounded) could result in severe reputational damage, contractual termination, or regulatory investigation. The Company has limited ability to monitor or control these engagements and may bear indirect consequences from such incidents.

Amplification Through Media and Social Platforms. Public or online dissemination of incidents involving a driver the Company supports, including but not always limited to Wesley Gundler, may be rapid, widespread, and beyond the Company's ability to correct or contain. Viral

media coverage may result in sustained harm to goodwill even absent legal liability.

Registration of Securities. The membership interests in Apex Resource Center Partners LLC (the "Company") offered hereby have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to "U.S. persons" (as defined in regulation s under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. Hedging transactions involving membership interests in the Company may not be conducted unless in compliance with the Securities Act. No U.S. Federal or state securities authority has approved, disapproved, endorsed, or recommended this offering. The Units have not been registered with or approved or disapproved by the United States Securities and Exchange Commission (the "SEC"), the regulatory authority of any state of the United States (any "state"), or the regulatory authority of any other country, nor has the sec or any such other regulatory authority passed upon the accuracy or adequacy of this Subscription Agreement for Company Units (the "Subscription Agreement") or of any offering materials. Any representation to the contrary is unlawful. No independent person has reviewed or confirmed the accuracy or truthfulness of this disclosure, nor whether it is complete. Any representation to the contrary is illegal.

Uncontrollable Events. The success of the Company is subject to the impact of a number of events and factors beyond the Company's Control. These factors include, among others:
-adverse changes in local and national economic conditions;
-changes in the financial condition of customers;
-changes in the availability of debt financing and refinancing;
-changes in the relative popularity of the Venue and other music venues;
-changes in interest rates, real estate taxes, and operating -and other expenses;
-changes in market capitalization rates;
-changes in, and to the application and interpretation of, environmental laws and regulations, zoning laws and regulations, other governmental laws, and regulations and changes in fiscal policies;
-changes in utility rates;
-changes in market rates;
-development and improvement of competitive entertainment venues;
-ongoing development, capital improvement, and repair requirements;
-risks and operating problems arising out of the presence of certain construction materials;
-environmental claims;
-physical destruction and depreciation of equipment and property;
-damage to and destruction of the Property, including uninsurable losses (such as damage from wind storms, earthquakes, hurricanes, or acts of terrorism);
-acts of God;
-changes in availability and cost of insurance;
-unexpected construction costs;
-increases in the costs of labor and materials;
-material shortages; and
-labor strikes.

Restricted Securities. This offering is made in reliance upon exemptions from the registration requirements of the Securities Act and Foreign Securities Laws as described above. The Company will not be obligated to register the Units under the Securities Act or any Foreign Securities Laws in the future. There currently is no public or other market for the Units, and the manager of the Company does not expect that any such market will develop. All of the Units, whether acquired within the United States or outside the United States, will be "Restricted Securities" within the meaning of Rule 144 under the Securities Act and therefore may not be transferred by a holder thereof within the United States or to a "U.S. Person" unless such transfer is made pursuant to registration under the Securities Act, pursuant to an exemption therefrom, or in a transaction outside the United States pursuant to the resale provisions of Regulation S. Moreover, the Units may be transferred only with the consent of the manager and the satisfaction of certain other conditions.

Subscriber Risk Acknowledgement. You should make your own decision as to whether this offering meets your investment objectives and risk tolerance level. The Units are speculative and present a high degree of risk. Investors may be required to hold the investment, and must be prepared to bear such risk, for an indefinite period of time, and investors must be able to withstand a total loss of the amount invested. These and other important risk factors are detailed in this document.

Certain Conditions of the Offered Units. The Units are being offered subject to various conditions, including: (i) withdrawal, cancellation, or modification of the offer without notice; (ii) the right of the manager to reject any subscription for an interest, in whole or in part, for any reason; and (iii) the approval of certain matters by legal counsel. Each prospective investor is responsible for its own costs in considering an investment in an interest. Neither the manager nor the Company will have any liability to a prospective investor whose subscription is rejected or preempted.

Confidentiality. The information set forth in this Subscription Agreement and in any offering materials is confidential and includes trade secrets the disclosure of which would cause harm to the manager and other parties. Receipt and acceptance of this Subscription Agreement will constitute an agreement by the recipient that this Subscription Agreement may not be reproduced or used for any purpose other than in connection with the recipient's evaluation of an investment in an interest. This Subscription Agreement is the property of the manager and, except as held by a Member of the Company be returned upon request.

No Authorization. No person has been authorized to make any representations or to give any information with respect to the Company, the manager, or the Units, other than as contained in any offering materials, the Company's Operating Agreement, this Subscription Agreement, or an official written supplement to this Subscription Agreement or any offering materials approved by the manager. Prospective investors are cautioned against relying upon information or representations from any other source. Notwithstanding the foregoing, a prospective investor may rely upon written responses to its inquiries that are clearly marked by the manager as intended to be relied upon by such prospective investor.

Not Investment, Legal, or Tax Advice. Prospective investors are not to construe this Subscription Agreement or any offering materials as investment, legal or tax advice, and this Subscription Agreement is not intended to provide the sole basis for any evaluation of an investment in an interest. Prior to acquiring an interest, a prospective investor should consult with its own legal, investment, tax, accounting, and other advisors to determine the potential benefits, burdens and other consequences of such investment. In particular, it is the responsibility of each investor to ensure that the legal and regulatory requirements of any relevant jurisdiction outside the United States are satisfied in connection with such investor's acquisition of an interest.

Complex Nature. Certain documents relating to the Company will be complex or technical in nature, and prospective investors may require the assistance of legal counsel to properly assess the implications of the terms and conditions set forth therein. Legal counsel to the Company and the manager will represent the interests solely of the Company and the manager. No legal counsel has been engaged by the Company or the manager to represent the interests of prospective investors. Each prospective investor is urged to engage and consult with its own legal counsel in reviewing documents relating to the Company.

Date of Applicability. Except where otherwise specifically indicated, this Subscription Agreement speaks as of the date set forth above. Neither the subsequent delivery of this Subscription Agreement nor any sale of Units will be deemed a representation that there has been no change in the affairs, prospects, or attributes of the Company since the date hereof. All duties to update this Subscription Agreement or any offering materials are hereby disclaimed. Except as expressly stated to the contrary therein, any official supplement or update to this Subscription Agreement will be deemed to address only the specific subject matter thereof and will not be deemed a representation that there has been no other change in the affairs, prospects, or attributes of the Company since the date hereof.

Supersede Prior Agreements. This Subscription Agreement supersedes all prior versions. From and after the date of this Subscription Agreement, prior versions of this Subscription Agreement may not be relied upon.

No Assurance of Future Performance. Nothing contained herein is, or should be relied upon as a promise or representation as to the future performance of the Company. This Subscription Agreement contains forward-looking statements. Forward-looking statements in this Subscription Agreement (or in any offering materials) include projections, forecasts, targeted returns, illustrative returns, estimates, beliefs, and similar information and can often be identified because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "believes" or similar expressions that concern the Company's or the manager's expectations, plans, or intentions. Forward-looking statements, estimates, targets, and projections with respect to such future performance set forth in this

Subscription Agreement or in any offering materials are based upon assumptions made by the manager which may or may not prove to be correct and are subject to substantial risks and uncertainties. For more information about factors that could cause actual results to differ from such forward-looking statements, see "certain risk factors." No representation is made as to the accuracy of such forward-looking statements, estimates, targets, and projections. Similarly, nothing contained herein is, or should be relied upon as a promise or representation as to the external conditions and circumstances under which the Company will operate (including, without limitation, overall market conditions, technology developments, strategic alliances, and other matters outside the control of the manager). Overall, prospective investors must not rely upon any matters described in this Subscription Agreement or in any offering materials that are not wholly within the control of the manager. Even with regard to matters wholly within the control of the manager, the activities undertaken by the manager in managing the Company may differ from those described in this Subscription Agreement or in any offering materials due to unexpected external conditions or otherwise. No offering materials subject the manager to binding obligations. Only those obligations expressly set forth in a definitive agreement executed by the manager shall be binding upon the manager.

No Reliance on Past Performance. Prospective investors are cautioned not to rely upon any information in this Subscription Agreement or in any offering materials regarding the past performance of the manager, its members, or their respective affiliates as indicative of the future performance of the Company. Past performance does not ensure future performance.

Factual Statements. Certain factual statements made in this Subscription Agreement or in any offering materials are based upon information from various sources believed by the manager to be reliable. The Manager, its Members, and their respective affiliates have not independently verified any of such information and will have no liability associated with the inaccuracy or inadequacy thereof.

Supremacy of Agreements. Each investor that acquires an interest will become subject to the Operating Agreement and this Subscription Agreement. In the event any terms or provisions of the Operating Agreement conflict with Subscription Agreement, the Operating Agreement will control.

NOTICE TO RESIDENTS OF FLORIDA:THE SECURITIES BEING OFFERED HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF THE FLORIDA OFFICE OF FINANCIAL REGULATION. EACH SALE TO PURCHASER IS VOIDABLE BY THE PURCHASER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER BY NOTIFYING THE ISSUER THAT THE PURCHASER EXPRESSLY VOIDS THE PURCHASE. PURCHASER'S NOTICE TO THE ISSUER MUST BE SENT BY EMAIL TO THE ISSUER'S E-MAIL ADDRESS SET FORTH IN THIS SUBSCRIPTION AGREEMENT OR BY HAND DELIVERY, COURIER SERVICE, OR OTHER METHODS BY WHICH WRITTEN PROOF OF DELIVERY TO THE ISSUER OF THE PURCHASER'S ELECTION TO RESCIND THE PURCHASE IS EVIDENCED.

Limitations on Enforcement and Remedies. Although the Company's agreements may contain conduct, safety, or morality clauses, enforcement of such provisions may be constrained by applicable law, sanctioning-body rules, or reputational considerations. The existence of such provisions does not ensure prevention or mitigation of damages arising from driver misconduct or alleged misconduct.

Impact of Pandemics. The global impact of pandemics have prompted precautionary and defensive government-imposed closures and restrictions on certain travel and business activities, including the institution of quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Such measures—as well as the actual and threatened spread of a pandemic globally—have had, and may continue to have, material adverse effects on the global economy, and the extent to which the spread of a pandemic causes similar responses could adversely impact the Company's performance.

International Instability. On February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date of this Subscription Booklet, the countries remain in active armed conflict. Around the same time, the United States, the United Kingdom, the European Union, and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russia-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus. On October 7, 2023, Hamas militants and

individuals in Russia and Belarus. On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel's southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets, followed by extensive rocket attacks on the Israeli population and industrial centers located along the Israeli border with the Gaza Strip. These attacks have resulted in thousands of deaths and injuries. Shortly following the attack, Israel declared war against Hamas and continues to conduct extensive military operations in the Gaza Strip. Notwithstanding the ceasefire agreement signed on October 10, 2025, the intensity and duration of the conflict between Israel and Hamas and the resulting economic implications on the worldwide and regional economy, are difficult to predict.

The ongoing conflicts and the rapidly evolving measures in response to these conflicts or other unpredictable conflicts could be expected to have a negative impact on the economy and business activity globally and therefore could adversely affect the performance of the Company's investments. The severity and duration of the conflicts or other possible conflicts and their impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Company and the performance of its investments and operations, and the ability of the Company to achieve its investment objectives.

Limited Transferability of Units; Withdrawals. The Operating Agreement and applicable securities laws will impose substantial restrictions upon the transferability of Company Units. There is no public or other market for Company Units, and it is not expected that such a market will develop. Withdrawal of Members from the Company generally will not be permitted, although the Operating Agreement may specify certain limited circumstances under which a Member may be entitled, or required, to withdraw from the Company. A withdrawn Member may not be entitled to immediate payment for its interest in the Company. Any withdrawal of a Member may reduce the amount of Company capital available for investment or other activities.

Changes in Environment. The Company's investment program is intended to extend over a period of years, during which the business, economic, political, regulatory, and technology environments within which the Company operates are expected to undergo substantial changes, some of which may be adverse to the Company. The Manager will have the exclusive right and authority (within limitations set forth in the Operating Agreement) to determine the manner in which the Company will respond to such changes, and Members generally will have no right to withdraw from the Company or to demand any modifications to the Company's operations in consequence thereof. Prospective Subscribers are particularly cautioned that the investment sourcing, selection, management, and liquidation strategies and procedures exercised in the past by the Manager may not be successful, or even practicable, during the Company's term. Within the limitations set forth in the Operating Agreement, the Manager will have the right and authority to cause the Company's investment sourcing, selection, management, and liquidation strategies and procedures to deviate, in the Manager's sole discretion, from those described in this Subscription Agreement or in any Offering Materials.

Reliance on Individuals Managing the Company. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of the Manager and the principals of the Manager. The loss of any of the principals could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, except as specifically provided in the Operating Agreement, the principals will not be required to devote all of their time and attention exclusively to the Company. Amongst the principals, the economic, voting, and other rights of the individual equity holders of the principals will be determined by agreement among such equity holders and will be subject to change, without notice to the Members, from time to time. The Members will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Manager in making decisions. Except as specifically provided in the Operating Agreement, the Manager will have the exclusive right and power to manage the Company's business and affairs.Any prior experience that the Manager or the principals may have in making investments of the type expected to be made by the Company was obtained under different market conditions, and there can be no assurance that the Manager will be able to duplicate prior levels of success or achieve success at all.

Reliance on Third Parties. The Manager and the Company may require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, bankers, brokers, custodians, consultants, and other agents. Failure by any of these third parties to perform their duties or

other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to the Company could have a material adverse effect upon the Company. Except as otherwise provided in the Operating Agreement, the fees and costs associated with such third parties will be paid by the Company.

Side Agreements. At its discretion, the Manager may enter into one or more "side letters" or similar agreements with certain Members pursuant to which the Manager grants to such Members specific rights, benefits, or privileges that are not made available to Members generally. Such agreements will be disclosed only to those actual or potential Members that have separately negotiated with the Manager for the right to review such agreements. Notwithstanding the foregoing, prospective Subscribers should be aware that the Manager generally follows a policy of not issuing side letters. Prospective Subscribers who typically require side letters should anticipate that their requests for a side letter in respect of the Company will be denied.

No Assurance of Confidentiality. As part of the subscription process and otherwise in their capacity as Members, Subscribers will provide significant amounts of information about themselves to the Manager and the Company. Under the terms of the Operating Agreement as well as applicable laws, such information may be made available to other Members, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection).

Concentration of Investments. The Company's portfolio is expected to initially be concentrated solely in investing in one (1) driver, Wesley Gundler, increasing the vulnerability of the portfolio as compared with a portfolio that is more diversified. In the event the Wesley Gundler is not successful, the lack of a diversity of investments will make it impossible for the Company to protect against the losses from Wesley Gundler. Investors should consider the increased risk of investing in a Company without diversification in its portfolio.

Risks of Employee Misconduct. The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and lawsuits, and serious harm to the Company's reputation.

Litigation Risks. The Company will be subject to a variety of litigation risks. In the event of a dispute arising from any activities relating to the operation of the Company or the Manager, it is possible that the Company or the Managers may be named as defendants. Under most circumstances, the Company will indemnify the Managers for any costs they incur in connection with such disputes. Beyond direct costs, such disputes may adversely affect the Company in a variety of ways, including by distracting the Managers.To the extent set forth in the Operating Agreement, Members may be required to return distributions previously received by them from the Company in order to enable the Company to make indemnification payments to the Manager, the managers of the Manager, or other indemnified persons.

More generally, Members may be required to return distributions previously received by them from the Company to the extent required by applicable law. Such a return obligation may occur, for example, if the Company makes a distribution at a time when it is technically insolvent or otherwise unable to satisfy the claims of creditors.

Regulatory Concerns. The Company will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.While the Manager believes that the Company will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Company were subject to such registration requirements, the Company's performance could be materially adversely affected.

In general, the Manager will seek to minimize the degree of governmental regulation and oversight to which the Manager and the Company are

regulation and oversight to which the Manager and the Company are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of Subscriber protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Investment Advisers Act) that would be available if the Manager and the Company were subject to greater governmental regulation and oversight. In particular, prospective Subscribers are cautioned against assuming the applicability of Subscriber protections generally associated with public offerings of securities. This Subscription Agreement is not a "prospectus" and does not purport to describe or otherwise address all material considerations relating to an investment in the Company.

To the maximum extent permitted by applicable law, the Manager and the Company (together with their respective related persons) hereby disclaim any duties, obligations, or status as an adviser, finder, agent, broker or dealer on behalf or in respect of any person in connection with such person's actual or proposed investment in the Company.

Exculpation and Indemnification. The Operating Agreement contains provisions that relieve the Manager of liability for certain improper acts or omissions. For example, the Manager generally will not be liable to the Members or the Company for acts or omissions that constitute ordinary negligence. Under certain circumstances, the Company may even indemnify the Manager against liability to third parties resulting from such improper acts or omissions.Furthermore, it is expected that the Manager will be structured as a limited liability Company and that the individual members of the Manager generally will not be personally liable for the Manager's debts and obligations. In consequence, Members may have little or no recourse to the personal assets of the individual members of the Manager even if the Manager breaches a duty to the Members or to the Company.

Notwithstanding any applicable provisions of the Operating Agreement, Members may have, or be entitled to, rights, claims, causes of action or remedies that cannot be waived or forfeited under applicable law. In particular, Members should consult with their own legal counsel before concluding that any particular claims against the Managers have been waived or forfeited by virtue of the Operating Agreement or otherwise.

Taxation. Risks associated with certain tax matters are discussed under the heading Certain Material U.S. Tax Considerations, which prospective Subscribers should read carefully. Prospective Subscribers are urged to consult their own tax advisors with respect to their own tax situations and the effects of an investment in the Company.

Compliance with Rule 506 "Bad Actor" Requirements. The Company is expected to rely on Rule 506 under the Securities Act for an exemption from registration of Units in the Company pursuant to Section 5 of the Securities Act. Compliance with Rule 506 turns upon, among other things, whether any Member holding 20 percent or more of the Company's outstanding voting equity securities (a "Rule 506(d) Related Party") is a "bad actor" within the meaning of Rule 506(d). For this purpose, a Member may be deemed a "bad actor" if the Member or its applicable related persons has been subject to certain criminal convictions, SEC disciplinary orders, court injunctions, or similar adverse events. To help ensure compliance with Rule 506, the Operating Agreement will cap the voting rights of any Member (that otherwise would be a Rule 506(d) Related Party) as necessary to prevent such Member from being a Rule 506(d) Related Party. Such reduction will apply until the earlier of: (x) a certification by such Member reasonably acceptable to the Manager that such Member (including its applicable related persons) is not a "bad actor" within the meaning of Rule 506(d); or (y) the Manager's reasonable determination that such voting rights are no longer relevant under Rule 506 to any prior, ongoing or anticipated offering of Units in the Company.

Proposals to Change U.S. Tax Treatment of Carried Interest. In recent years, legislation has been proposed that, if enacted, may increase the United States Federal income tax liability of members of the Manager. It is not clear whether such legislation, or any other legislation of similar effect, will be enacted. Under the Operating Agreement, the Members will agree to negotiate in good faith to amend the Operating Agreement in such a manner as to minimize the adverse tax consequences of any such legislation upon the Manager and its members, without imposing material adverse consequences upon the Members. Such negotiations, as well as any other steps taken to address changes to the taxation of carried interest, may be distracting to the members of the Manager and may require significant time and attention from Members. More generally, any adverse changes to the tax treatment of carried interest may make it more difficult for the Manager to attract or retain the qualified personnel necessary for effective

to attract or retain the qualified personnel necessary for effective management of the Company.

ERISA. Each prospective Subscriber is urged to consult with its own legal counsel in respect of matters regarding ERISA. Without limitation, a prospective Subscriber that is a fiduciary under ERISA should carefully consider whether an investment in the Company would be consistent with its fiduciary duties under Title I of ERISA.In general, under U.S. Department of Labor Regulation Section 2510.3-101 et seq. (the "ERISA Plan Assets Regulation"), the Company's assets would be deemed to include ERISA "plan assets" if: (x) one or more Members were an "ERISA plan"; and (y) total participation in the Company by "Benefit Plan Investors" were "significant" (all within the meaning of the ERISA Plan Assets Regulation, as modified by the U.S. Pension Protection Act of 2006). Benefit Plan Investors include all ERISA regulated pension, 401(k), IRA, and similar plans, as well as certain other plans listed in Section 4975 of the U.S. Internal Revenue Code. In general, participation by Benefit Plan Investors in the Company would not be deemed significant if less than 25 percent of the Company's total capital were provided by such Subscribers.

It is the current intent of the Manager to monitor the investments in the Company to ensure that the aggregate investment by Benefit Plan Investors does not equal or exceed 25% of the value of any class of the Units in the Company (or such higher percentage as may be specified in regulations promulgated by the DOL) at any time, so that assets of the Company will not be treated as "plan assets" under ERISA.

Legal Counsel. Documents relating to the Company, including the Subscription Agreement to be completed by each Subscriber as well as the Operating Agreement, will be detailed and often technical in nature. Legal counsel to the Company will represent the interests solely of the Manager and the Company, and will not represent the interests of any Subscriber. Moreover, under the Operating Agreement, each Subscriber will be required to waive any actual or potential conflicts of interest between such Subscriber and legal counsel to the Company. Accordingly, each Subscriber is urged to consult with its own legal counsel before investing in the Company or making any other decisions regarding Company matters.In advising as to matters of law (including matters of law described in this Subscription Agreement), legal counsel to the Company has relied, and will rely, upon representations of fact made by the Manager and other persons. Such advice may be materially inaccurate or incomplete if any such representations are themselves inaccurate or incomplete. Legal counsel to the Company generally has not undertaken and will not undertake independent investigation with regard to such representations. Legal counsel's representation of the Manager and the Company is and will be limited to specific matters and will not address all legal or related matters that may be material to the Manager or the Company. Moreover, legal counsel has not undertaken to monitor the compliance of the Manager or the Company with any laws, regulations, agreements, or other matters. It will be the responsibility of the Manager to monitor such compliance and to obtain the advice of counsel as the Manager deems necessary or appropriate.

Factual Statements/Track Record Information. Certain of the factual statements made in this Subscription Agreement or in any Offering Materials are based upon information from various sources believed by the Manager to be reliable. The Manager and the Company have not independently verified any of such information and will have no liability for any inaccuracy or inadequacy thereof. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party (including legal counsel to the Company and the Manager) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Subscription Agreement or in any Offering Materials. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts, or other attributes of the Manager or to the anticipated future performance of the Company.Investors are cautioned about relying upon information within this Subscription Agreement or any Offering Materials that presents, or is based upon, valuations of private company securities or securities that are otherwise subject to limitations on marketability (such as underwriters' lock-ups or restrictions associated with a board of directors position held by a member of the Manager). It is difficult to determine the true fair market value of such securities, and the Manager's ability to present information regarding the value of specific companies may be impaired due to contractual or fiduciary obligations to those companies or other third parties, with the result that the Manager (like many other participants in the private Company industry) often is called upon to determine valuations based upon reasonable estimates or various "rules of thumb" common

within the industry. While all such information in this Subscription Agreement or in any Offering Materials is presented by the Manager in good faith, there can be no assurance that explicit or implicit valuations of such securities reflect true fair market value (or even all of the information in the possession of the Manager). Similar considerations apply to securities that are otherwise marketable, but held in such large amounts that they could not be sold without overwhelming market demand or otherwise influencing market prices.

Investors are cautioned about the interpretation of track record and similar information relating to prior financial performance, whether contained in this Subscription Agreement or in any Offering Materials. The private fund industry lacks a comprehensive set of generally accepted rules for calculating and presenting rates of return and other elements of financial performance. Direct comparisons of track record and similar information contained in this Subscription Agreement or in any Offering Materials with corresponding information in marketing and other materials relating to other funds may be misleading. Investors are similarly cautioned about the use of industry benchmarks, such as "quartile" or "decile" rankings. The private fund industry lacks a comprehensive system for collecting and analyzing information from all funds, and commonly used benchmarks may suffer from a variety of deficiencies including, without limitation, inadequate sample sizes, non-representative samples, and inaccurate self-reporting by survey participants.

Investment track record and other background information presented in this Subscription Agreement or in any Offering Materials with respect to the Manager are not comprehensive. In particular, the information set forth in this Subscription Agreement or in any Offering Materials should not be interpreted as an exhaustive presentation of investments with which such Manager has been involved, their professional and other accomplishments, or their business experience.

During the term of the Company, the Manager will provide to the Members reports and other information regarding the condition and prospects of the Company. The Manager's duties, obligations, and liability to the Members with respect to the content, completeness, and accuracy of such information will be determined solely under the Operating Agreement.

The performance of any prior investments or funds is not necessarily indicative of the Company's future results. While the Manager intends for the Company to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance that targeted results will be achieved. Loss of principal is possible on any given investment.

Definitive Terms and Conditions. Portions of this Subscription Agreement describe specific terms and conditions expected to be set forth in the Operating Agreement. The actual terms and conditions set forth in the Operating Agreement may vary materially from those described in this Subscription Agreement for a variety of reasons including negotiations between the Manager and prospective Members prior to the Company's initial closing as well as formal amendments to the Operating Agreement following such closing. Moreover, the Operating Agreement will contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Subscription Agreement. In all cases, the Operating Agreement will supersede this Subscription Agreement. Prospective Subscribers are urged to carefully review the Operating Agreement, and must also be aware that, pursuant to the rules governing amendments set forth in the Operating Agreement, certain types of amendments to the Operating Agreement may be adopted with the consent of less than all Members.

Industry Specific Terminology. Investors are cautioned that certain terms and phrases of common usage within the private fund industry may be misleading to those unfamiliar with such usage. In particular, individuals who participate in the management of a fund often are referred to, in a colloquial sense, as "managers" even though they are not actually managers of any limited liability company. Investors are reminded that the Company will be a limited liability company, that the Manager of the Company will be its sole Manager, and that the individuals directing the management of the Company through the Manager will be officers/directors of the Manager. It is not intended that the Company will have any manager other than the Manager or that any actual limited liability company will in any manner be associated with the formation, operation, dissolution, or termination of the Company. Prospective Subscribers must not presume or rely upon the existence of any actual legal entities other than the Company and the

Manager. With respect to all matters involving industry specific terminology, prospective Subscribers are urged to consult with their own legal and other advisors.

Lack of Member Control. Subject to the implementation of the investment limitations set forth in the Operating Agreement or subject to applicable law, the Manager has complete discretion with respect to the Company's activities. The Members will not make decisions with respect to the management, disposition, or other realization of any investment made by the Company, or other decisions regarding the Company's business and affairs.

Information Technology Risks. The Manager and the Company depend heavily on the internet, information technology, and other operational systems, whether ours or those of others (e.g., custodians, financial intermediaries, and other parties to which we outsource the provision of services or business operations). These systems may fail to operate properly or become disabled as a result of events or circumstances beyond our or their control. Further, despite implementation of a variety of risk management and security measures, our information technology and other systems, and those of others, could be subject to physical or electronic break-ins, unauthorized tampering, or other security breaches, resulting in a failure to maintain the security, availability, integrity, and confidentiality of data assets. Technology failures or cyber security breaches, whether deliberate or unintentional, including those arising from use of third-party service providers, as well as failures or breaches suffered by the issuers of securities in which our strategies invest, could delay or disrupt our ability to do business and service our clients, harm our reputation, require additional compliance costs, subject us to regulatory inquiries or proceedings and other claims, lead to a loss of clients, or otherwise adversely affect our business or the funds we manage.With the increase of cyber security incidents affecting many companies, we are susceptible to operational, information security, and related cyber risks. Cyber-attacks include, but are not limited to, gaining unauthorized access to systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber incidents affecting us or our service providers have the ability to cause disruptions and will impact business operations.

Certain Potential Conflicts of InterestConflicts of Interest. The Company will be subject to various potential conflicts of interest. The Manager or affiliates of the Manager will make investments separate and apart from, or alongside with, the Company. The Manager will be permitted to manage other investment funds and similar vehicles during the Company's term, any of which may compete with the Company for investment opportunities, management time and attention, or otherwise. The Company may invest in other companies in which the Manager has a pre-existing interest. Provisions contained within the Operating Agreement that authorize the Manager to engage in investment, management, or other activities outside, or alongside with, the Company, or to cause the Company to make investments with respect to which the Managers or their affiliates have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Operating Agreement contains certain protections for Members against conflicts of interest faced by the Managers or their affiliates, but will not purport to do so in a comprehensive manner or to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Members to subject the behavior of the Manager to close scrutiny.

During the Company's term, many different types of conflicts of interest may arise, and this Subscription Agreement does not purport to identify all such conflicts. Members ultimately will be heavily dependent upon the good faith of the Manager.

Risks relating to conflicts of interest are not limited to conflicts affecting the Manager or the individuals managing the Company. The Members are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that the Members as a group will not act in a manner consistent with the best interests of the Members as a group or the best interests of the Company itself. For example, a Member may decline to provide its consent to a proposed action by the Company or the Manager due to goals or incentives that are unique to such Member and in conflict with the interests of the Company or other Members. Furthermore, conflicts of interest among the Members likely will make it impracticable for the Manager to manage the affairs of the Company in a manner that is viewed as optimal by all Members, and the Manager will be under no obligation to do so. In general, prospective Subscribers should assume that the Manager

do so. In general, prospective Subscribers should assume that the Manager will not take their unique interests into account when managing the Company's affairs.

Relationship with Manager Affiliates. There is no assurance that the Company will be offered any specific investment opportunities that come to the attention of the Manager or that the Company will be permitted to invest the full amount it desires to invest in any such opportunity that is made available. In general, the apportionment of investment opportunities among affiliates of the Manager will be subject to the Manager's discretion.

Economic Interest of Manager. The Manager will have a meaningful economic interest in the Company. Accordingly, the Manager has an incentive to protect the Company's capital since the Manager has such an interest.

Performance and Other Fees. The fact that the Manager's compensation is based on the performance of the Company may create an incentive for the Manager to cause the Company to make investments that are more speculative than would be the case in the absence of performance-based compensation. However, this incentive may be tempered somewhat by the fact that losses will reduce the Company's performance and thus the Manager's compensation.

Counsel to the Company Does Not Represent the Members. The Manager has retained outside counsel in connection with the formation of the Company and may retain the same outside counsel as legal counsel in connection with the management and operation of the Company, including, without limitation, the making and holding of investments. Such outside counsel will not represent any Member or prospective member of the Company, unless the Manager and such Member or prospective member otherwise agree and such Member or prospective member separately engages outside counsel, in connection with the formation of the Company, the offering of the Units, the management and operation of the Company or any dispute that may arise between any Member, on the one hand, and the Manager, the Company and/or their affiliates on the other hand (the "Company Legal Matters"). Any Member or prospective member will, if it wishes counsel on any Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each Member and prospective member acknowledges that the Manager's outside counsel may represent the Manager and/or the Company in connection with the formation of the Company and any and all Company Legal Matters.

Diverse Member Group. The Members may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual Members may relate to or arise from, among other things, the nature of investments made by the Company, the structuring or the acquisition of investments, and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with decisions made by the Manager, including with respect to the nature or structuring of investments, that may be more beneficial for one Subscriber than for another Subscriber, especially with respect to Subscribers' individual tax situations. In addition, the Company may make investments which may have a negative impact on, or compete with, related investments made by the Members in separate transactions. In selecting, structuring, and managing investments appropriate for the Company, the Manager will consider the investment and tax objectives of the Company and its Members as a whole, not the investment, tax, or other objectives of any Member individually.

Waiver. By acquiring an Interest, each Member will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

CERTAIN MATERIAL U.S. INCOME TAX CONSIDERATIONS

General

The following discussion summarizes certain material U.S. Federal income tax considerations generally applicable to persons considering the acquisition of a membership interest in Apex Resource Center Partners LLC (the "Company"). The discussion does not deal with all tax considerations that may be relevant to specific Subscribers or classes of Subscribers in light of their unique circumstances. In particular, the discussion does not address any considerations applicable to persons that acquire membership interests in connection with the performance of services. Furthermore, no U.S. Federal estate or gift, state, local, alternative minimum or non-U.S. tax considerations are addressed.

Except where specifically addressing considerations applicable to tax-exempt or non-U.S. Subscribers, the discussion assumes that

each Member is a U.S. citizen or resident individual, or a corporation or other entity treated as a corporation for U.S. income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia that is not tax-exempt. The discussion is based upon existing law as contained in U.S. Federal statutes, regulations, administrative rulings and judicial decisions in effect as of the date hereof. Future changes to these laws may, on either a prospective or retroactive basis, give rise to
materially different tax considerations than those reflected in this summary. Finally, no rulings have been or will be requested from any governmental tax authorities as to any matter, and there can be no assurance that such authorities will not successfully assert a position contrary to one or more of the legal conclusions discussed herein.
ALL PERSONS CONSIDERING AN INVESTMENT IN THE COMPANY ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF SUCH INVESTMENT.

U.S. Federal Income Tax ConsiderationsClassification of the Company as a Partnership. A domestic limited liability company such as the Company generally will be treated as a partnership rather than as an association taxable as a corporation for U.S. Federal income tax purposes unless it files an affirmative election with the U.S. Internal Revenue Service (the "IRS") to be classified as an association taxable as a corporation. The Company will not file such an election with the IRS, and thus the Company expects, subject to the potential application of the "publicly traded partnership" provisions discussed below, to be treated as a partnership for U.S. Federal income tax purposes.

An entity that would otherwise be characterized as a partnership for U.S. Federal income tax purposes may be taxed as a corporation if the entity is a "publicly traded partnership" within the meaning of Section 7704 of the U.S. Internal Revenue Code (the "Code"). The Company believes that it will be able to satisfy certain applicable safe harbor tests set forth in the U.S. Treasury Regulations promulgated under the Code so that it will not be treated as a "publicly traded partnership"; however, there can be no assurance that this will be the case.

If the Company were in fact to be classified as a "publicly traded partnership" and did not satisfy a test related to the composition of its income in any Company taxable year (which test the Company does not expect it would be able to satisfy), it would be subject in that taxable year and all future Company taxable years to U.S. Federal income tax at corporate tax rates and to all provisions of the Code applicable to a corporate entity, and the Members would be treated as corporate shareholders and not as partners of a partnership. Income, gains, losses, deductions, and credits of the Company would not be passed through to the Members, and distributions would, to the extent of the current and accumulated earnings and profits of the Company, be taxable as dividend income to the Members.

The remainder of this discussion assumes that the Company will be classified as a partnership that is not a "publicly traded partnership" for U.S. Federal income tax purposes. Under those circumstances, the Company will not itself be subject to U.S. Federal income tax, and the Members will be taxed in the manner described below.

Effect of Partnership Status. As an entity classified as a partnership for U.S. federal income tax purposes, the Company generally will not be subject to U.S. Federal income tax. Instead, each Member will be required to report on such Member's U.S. Federal income tax return its allocable share of the Company's items of income, gain, loss and deduction generally as if the items had been recognized directly by such Member. Accordingly, a Member generally will be required to pay tax on its allocable share of the Company's net income or gain in the year recognized without regard to whether the Company makes a corresponding cash distribution. Certain noncorporate Members may be subject to an additional 3.8 percent tax on all or a portion of their "net investment income," which may include all or a portion of such Member's share of the Company's net income or gain. A Member's ability to deduct losses of the Company is subject to limitations, including as further described below. Except as described in the following paragraph, distributions (as opposed to allocations of taxable income or gain) received by a Member from the Company generally will not be subject to tax.Based upon regulations issued by the IRS, the Company may qualify as an "investment partnership" within the meaning of Section 731(c) of the Code. If the Company does not so qualify, a Member that receives a distribution of marketable securities from the Company may be required to

recognize taxable gain to the extent that the fair market value of the distributed securities exceeds the Member's tax basis in its interest in the Company.

The Manager will have the authority to designate the "Partnership Representative." The Partnership Representative, as applicable, will have the authority under the Operating Agreement to make, or decline to make, all applicable tax elections on behalf of the Company (including an election under Section 754 of the Code to adjust the tax basis of certain Company assets in connection with a distribution of property to a Member or the transfer of an interest in the Company).

Trade or Business Status. The Company intends to take the position for U.S. Federal income tax purposes that its operations and activities constitute an investment activity rather than the active conduct of a trade or business. One consequence of this position is that noncapitalized investment expenses (including management fees paid to the Manager) incurred by the Company in carrying on its activities generally will be treated by Members who are individuals as "miscellaneous itemized deductions" and may not be available (or may be only partially available) to offset such Members' taxable income from the Company or other sources. Such Members should also be aware that, as a result of recent U.S. Federal income tax legislation, "miscellaneous itemized deductions" generally are disallowed for taxable years beginning after December 31, 2017 and before January 1, 2026. On January 1, 2026 and thereafter, the One Big Beautiful Bill Act signed July 4, 2025 will permanently eliminate miscellaneous itemized deductions.

Passive Activity Loss Rules and Other Limitations. For certain U.S. Subscribers (including individuals, estates, trusts and certain closely-held corporations), the ability to utilize tax losses allocated to such U.S. Subscribers by the Company may be limited under the "at risk" limitations in Section 465 of the Code, the "passive activity loss" limitations in Section 469 of the Code and/or other provisions of the Code. Prospective U.S. Subscribers should consult with their own tax advisors regarding the potential applicability of the "at risk," "passive activity loss" and other limitations that may be applicable to them under the Code.

Transfer of an Interest in the Company. The sale or exchange of an interest in the Company by a Member generally would result in the recognition of capital gain or loss equal to the difference between the Member's tax basis in the interest and the amount of consideration received, although a portion of such gain or loss may be recharacterized as ordinary income or loss to the extent attributable to the Member's indirect share of certain Company assets (including, without limitation, market discount bonds, short-term debt obligations, and interests in certain non-U.S. entities) described in Section 751(c) or (d) of the Code. In addition, certain noncorporate taxpayers may be subject to an additional 3.8 percent tax on all or a portion of their "net investment income," which may include all or a portion of the gain recognized in connection with a sale of an interest in the Company. Under regulations issued by the IRS, the "holding period" of a Member's interest in the Company (for purposes of determining whether any capital gain or loss recognized upon the sale or exchange of such interest is long-term or short-term) may be fragmented into multiple partial holding periods based, in part, on the timing of capital contributions made to, and distributions received from, the Company.

Qualified Small Business Stock. Certain U.S. Federal income tax benefits may be available to noncorporate Members in connection with the Company's purchase and sale of "qualified small business stock" as defined in Section 1202 of the Code. However, there are numerous requirements that must be satisfied for stock to be qualified small business stock (including that the issuer be a domestic "C" corporation and engage in qualifying trade or business activities) and a number of these requirements must continue to be satisfied even after the date of issuance. Moreover, the Company will be under no obligation to obtain, develop, maintain or report to the Members any information, books or records associated with the qualification of stock as qualified small business stock or the ability of Members to obtain U.S. Federal income tax benefits associated therewith. Accordingly, there can be no assurance that a noncorporate Member will obtain any U.S. Federal income tax benefits associated with the Company's purchase and sale of qualified small business stock. Noncorporate Members are urged to consult their own tax advisers concerning the application of these rules to them, including the potential exclusion from gross income of certain gains recognized in connection with the disposition by the Company of "qualified small business stock" if held for more than five years, and the potential application of the "gain rollover" rules contained in Section 1045 of the Code.

Tax-Exempt Investors. It is anticipated that the Company's income will consist principally, if not exclusively, of dividends and interest as well as gains from the disposition of capital assets or other property not held for sale in the ordinary course of business. However, Members that are tax-exempt entities for U.S. federal income tax purposes should be aware that the Manager is under no obligation to minimize recognition by the Company of income or gain that, with regard to such Subscribers, is "unrelated business taxable income" ("UBTI") within the meaning of Sections 511-514 of the Code.

Non-U.S. Investors. For purposes of this Subscription Agreement, the term "Non-U.S. Investor" generally refers to a person, not otherwise carrying on a trade or business in the United States, that is a nonresident alien individual, a corporation or partnership organized under the laws of a country other than the U.S., an estate not subject to U.S. taxation on its worldwide income, or a non-U.S. trust (i.e., a trust with regard to which no U.S. person has the authority to control all substantial decisions and/or no U.S. court is authorized to exercise primary supervision). As discussed above under the subheading "Trade or Business Status," the Company generally intends to take the position for U.S. Federal income tax purposes that it is not engaged in the conduct of a trade or business. Assuming this position is correct, Non-U.S. Investors generally will not, solely as a result of investment in the Company, be: (i) considered to be engaged in a U.S. trade or business, or (ii) subject to U.S. Federal income tax on gain from the sale of capital assets held by them directly or through their interests in the Company. However, the Company may be required to withhold tax at a 30 percent rate from the gross amount of U.S.-source Company income allocated to a Non-U.S. Investor to the extent such income consists of dividends or certain types of interest or other fixed or determinable annual or periodical income. A Non-U.S. Investor that is eligible for a reduced rate of U.S. taxation pursuant to a tax treaty may be able to obtain a refund from the IRS with respect to its share of any tax withheld, provided that the required information is timely provided to the IRS.If the Company were determined to be engaged in a trade or business (e.g., as a consequence of the Management Fee Offset), Non-U.S. Investors generally would be: (i) considered to be engaged in the conduct of a trade or business in the United States, (ii) required to file U.S. Federal income tax returns and pay U.S. Federal income tax on their income that is "effectively connected" with such trade or business, and (iii) subject to U.S. Federal income tax withholding at the highest applicable marginal rate with respect to that portion of their Units of the Company's net income which is considered to be "effectively connected" with such trade or business. In addition, Non-U.S. Investors that are corporations generally would be subject to a 30 percent tax on their "dividend equivalent amount" for purposes of the U.S. branch profits tax. Finally, under a ruling published by the IRS, Non-U.S. Investors could be subject to U.S. Federal income tax with respect to any gain recognized upon a sale or exchange of their interests in the Company. Withheld taxes may be applied by Non-U.S. Investors against the tax liability shown on their U.S. Federal income tax returns and refunds may be obtained from the IRS for any excess tax withheld.

If a Non-U.S. Investor did not timely file U.S. Federal income tax returns and the Company were later determined to have been engaged in a U.S. trade or business, the Non-U.S. Investor generally would not be entitled to offset against its share of the Company's income and gains its share of the Company's losses and deductions (and, therefore, could be taxable on its share of the Company's gross rather than net income). Non-U.S. Investors should consult their own tax advisers concerning whether to file protective returns that do not treat the Company as engaged in a trade or business in the United States, but that reserve the right to utilize losses and deductions in the event the Company is considered to be so engaged.

Administrative MattersBackup Withholding. Members will be requested to provide the Company with certain identifying information (such as the Member's U.S. tax identification number). U.S. Members may comply with these identification procedures by providing the Company with a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Members may comply with these identification procedures by providing the Company with the relevant IRS Form W-8, duly completed and executed. Backup withholding of U.S. Federal income tax may apply to distributions (or parts thereof) made by the Company to Members who fail to provide the Company with such identifying information.

Foreign Accounts and Foreign Entities. The U.S. Foreign Account Tax Compliance Act of 2010 ("FATCA") generally imposes withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities unless additional certification, information

reporting and other specified requirements are satisfied. Failure to comply with the FATCA reporting requirements could result in a 30 percent U.S. withholding tax being imposed on payments of certain interest, dividends and sales proceeds to foreign intermediaries (including certain Non-U.S. Investors). If a Member does not provide the Company with the information necessary for it to comply with FATCA, allocations or distributions to such Member may be subject to the 30 percent withholding tax.In addition, if the Company forms an alternate investment vehicle organized in a jurisdiction outside the United States, certain payments of interest, dividends and sales proceeds could be subject to an additional 30% withholding tax unless the alternate investment vehicle enters into an agreement with the IRS (an "FFI Agreement") to provide certain information concerning its direct and indirect U.S. Members. Under the Operating Agreement, Subscribers agree to provide the Company with any information necessary to facilitate the Company's performance of its obligations under its FFI Agreement, waive certain protections under foreign law otherwise applicable to the Subscribers, authorize the Manager to take certain actions in the event a Member fails to provide such information, including to mandate that such Member withdraw from the Company and transfer such Member's Interest to a third party, and indemnify the Company and the Manager in connection with the foregoing and any other actions the Company or Manager may reasonably undertake under FATCA.

Future amendments or additional requirements could be imposed with respect to FATCA, and there can be no certainty regarding the application of the FATCA to any particular Member. Prospective Subscribers should consult their own tax advisers regarding the application of FATCA to their investment in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 93.1% Marketing through sponsorship of Wesley Gundler, 6.9% Wefunder fee

---

If we raise: **$150,000**

Use of Proceeds: 93.1% Marketing through sponsorship of Wesley Gundler, 6.9% Wefunder fee. Raising the maximum allows us to shorten the development time and Go-to-Market with our sponsorship program and driver development platform. Without the maximum capital we will continue to bootstrap both of these products.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept

proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $5,975,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Apex Resource Center Partners LLC is offering up to 150,000 shares of units, at a **price per Class A Membership Unit of $1.00**. Class A Members can receive cash distributions from the company as outlined below.

The campaign maximum is $150,000.00 and the campaign minimum is $50,000.00.

Distributions

The Company intends to make distributions of the Company's Distributable Cash, if any, at such times and in such amounts as determined by the Manager in its sole discretion, subject to the terms of the Company's Operating Agreement (including Sections 3.1 through 3.3 thereof), in the following order and priority:

1. First, **80% to the Class A Members** pro-ratably in proportion to their Capital Contributions and 20% to the Class C Members until the Class A Members have received a **return of two times their aggregate Capital Contributions** ("Preferred Return").

2. **Thereafter, pro rata** among Class A Members, Class B Members, and Class C Members based on their ownership interests in the Company.

All distributions are made at the sole discretion of the Manager. Additional terms governing distributions, including limitations and conditions thereon, are set forth in Sections 3.1 through 3.3 of the Operating Agreement, which Investors are encouraged to review. No distributions can be made to the Class C Members or Class B Members (Manager is a Class C Member) without also providing distributions to the Class A Members.

Even if the Company achieves profitability, positive cash flow, or other financial or operational milestones, the Manager may determine to retain earnings for working capital, operating expenses, or future growth or expansion. As a result, distributions, including the Preferred Return, may be delayed for an extended period or may never be made.

The Company anticipates raising additional capital in the future, including a contemplated capital raise of approximately $450,000 by November 1, 2026, which is critical to the continuation of the Company's operations. Future investors may receive rights, preferences, or priorities superior to those of existing Investors. There can be no assurance that such capital raise will be completed, and failure to complete such raise could result in a total loss of an Investor's investment

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use

fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C Units (Common)	5,850,000	5,850,000	Yes
Class B Profits Interest	0	0	No
Class A Units (Preferred)	500,000	125,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

Class C Units have voting rights. Class B and Class A units do not have voting rights. Until 2x return of capital, cash distributions are split 80% to Class A Unitholders; and 20% to Class C Unitholders. Cash distributions are split pro rata after.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

If the company raises additional capital in the future the terms may be on better or worse terms than the securities offered in this current investment.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the

Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2025	Regulation D, Rule 506(b)	Preferred stock	$50,000	General operations
1/2026	Regulation D, Rule 506(b)	Preferred stock	$75,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ken Johnson
Amount Invested	$75,000.00
Transaction type	Priced round
Issue date	01/05/26
Relationship	Father

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial

condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Invest in the next IndyCar stars.

The Company plans to earn revenue by providing guidance and support to motorsport drivers.

Milestones

Apex Resource Center Partners LLC was organized in the State of Florida in October 2025.

Since then, we have:

- Rare opportunity to become a team owner and share in the exciting climb of future pro race drivers
- ENVE Motorsports, race team based at prestigious Thermal Club, signed Apex driver Wesley Gundler
- Apex founder, Trish Johnson, brings 40+ years of motorsports experience and trusted relationships
- Multiple racing families have approached Apex to guide and support their aspiring young driver
- A rising prodigy, Wesley reached USF Pro Championship in 1/2 time & 1/3rd of cost of typical racers
- Goal is to invite 1m+ fans to be a part of the exciting motorsports journey of future champions

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in October 2025 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended October 31, 2025, the Company had revenues of $0.
- *Assets*. As of October 31, 2025, the Company had total assets of $0, including $0 in cash.
- *Net Loss*. The Company has had net losses of $11,139 through October 31, 2025.
- *Liabilities*. The Company's liabilities totaled $1,000 through October 31, 2025.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $125,000 in equity and $20,350 in capital contributions from the founder.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 month before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Apex Resource Center Partners LLC cash in hand is $700, as of January 2026. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,713/month, for an average burn rate of $3,713 per month. Our intent is to be profitable in 36 months.

We signed the management agreement with our 1st driver Wesley Gundler and parents as his custodians. We signed the driver agreement with ENVE Motorsports as Wesley Gundler's sponsor for the 2026 USF2000 Pro Championship season. This includes 3 payments of $100,000. Payment 1 has been completed and the remaining 2 are during the race season.

Revenues are expected to be $40k by end of June 2026 assuming Apex secures $200k in sponsorships, endorsements, or through new driver activities. Expenses are expected to be approximately $355k including the max anticipated marketing fees to sponsor Wesley Gundler with ENVE Motorsports.

We are not currently profitable and anticipate it will require approximately $925k in funding to reach a point of profitability. That funding is currently planned to occur through $700k of capital raises and $2.715m of sponsorships, endorsements, and/or other lines of revenue where Apex receives 20% of that sponsorships, endorsements, and/or other lines of revenue.

We've raised $125k through friends and family on Reg D and have access to personal funds if needed.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Apex Resource Center, LLC, certify that:

(1) the financial statements of Apex Resource Center Partners LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Apex Resource Center Partners LLC included

(2) the financial information of Apex Resource Center Partners LLC included in this Form reflects accurately the information reported on the tax return for Apex Resource Center Partners LLC filed for the most recently completed fiscal year.

Apex Resource Center, LLC
Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave

such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://apexresourcecenter.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Apex Resource Center Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Apex Resource Center, LLC

Appendix E: Supporting Documents

Apex_Resource_Center_Partners_LLC_-_Operating_Agreement_-_fully_executed_11-13-2025.pdf
ttw_communications_185282_185337.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Apex Resource Center Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Apex Resource Center, LLC

Appendix E: Supporting Documents

Apex_Resource_Center_Partners_LLC_-_Operating_Agreement_-_fully_executed_11-13-2025.pdf
ttw_communications_185282_185337.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Wefunder Tax Service Agreement**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Apex Resource Center Partners LLC

By

Trish Johnson

Founder and President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Trish Johnson

Founder and President

1/16/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.